November 7, 2008

FILED BY EDGAR AND BY DHL

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 3561

Washington, DC 20549-0305

Attn: Rolaine S. Bancroft, Special Counsel

Re:	Pacer International, Inc.
Form 10-K: For the Fiscal Year Ended December 28, 2007
Filed February 19, 2008
Schedule 14A
Filed March 12, 2008
File No. 000-49828

Ladies and Gentlemen:

Set forth below are the responses of Pacer International, Inc. (the “Company” or “we”), to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 29, 2008 and received on November 3, 2008 (the “Comment Letter”), with respect to the above-referenced Form 10-K and Schedule 14A.

For your convenience, we have set forth below the Staff’s comments followed by the Company’s response.

Schedule 14A

Executive Compensation

Compensation Discussion & Analysis, page 20

1.	We note that you benchmark against other companies. In the future, to the extent the Compensation Committee is benchmarking compensation against surveys and such benchmarking is a material consideration to the committee’s determination of compensation levels, please identify the component companies. Please confirm that you will comply with this comment in future filings.

Securities and Exchange Commission

November 7, 2008

We confirm that in future filings, to the extent the Compensation Committee is benchmarking compensation against surveys and such benchmarking is a material consideration to the committee’s determination of compensation levels, we will identify the component companies. We supplementally advise the Staff that while the Compensation Committee was provided with a Pearl Meyer & Partners study during its 2007 salary and bonus deliberations, the study was not a material consideration to the Committee’s determination of compensation levels with respect to any of the named executive officers or other executive officers of the Company, and no salaries or bonuses were adjusted based on the study.

2.	In future filings, please describe in greater detail the degree to which the Compensation Committee considered the benchmark companies comparable to you and discuss where your actual payments fall relative to the information you reviewed. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

In future filings, we will describe in greater detail the degree to which the Compensation Committee considered the benchmark companies comparable to the Company and will discuss where the Company’s actual payments fall relative to the information we reviewed. In addition, to the extent actual compensation was outside a targeted percentile range, we will explain why.

In connection with responding to the Staff’s comments, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

November 7, 2008

On behalf of Pacer International, Inc., I thank you for your consideration of our response. Please do not hesitate to contact the undersigned at (614) 923-1400, or Michael F. Killea, the Company’s General Counsel at (904) 485-1004, with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Brian C. Kane
Brian C. Kane Executive Vice President and Chief Financial Officer

cc:	Michael E. Uremovich
Chairman, Pacer International, Inc.

Michael F. Killea, Esq.
General Counsel, Pacer International, Inc.

Ian Fleming
PricewaterhouseCoopers LLP